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                   RETENTION AND DEFERRED COMPENSATION ARRANGEMENT


Purpose: To provide certain executives and key employees of the Company an incentive to stay in the employ of the Company following the Merger. The arrangement provides for the payment of stay bonuses and deferred compensation to Tier 1 Participants and to Tier 2 Participants.

Participants:       TIER 1 PARTICIPANTS:  The president, regional vice
                    presidents and other designated key employees.

                    TIER 2 PARTICIPANTS: All participants other than Tier 1 Participants.

Stay Bonuses
    to
Participants:       On each Payment Date, each Tier 1 Participant and each Tier
                    2 Participant (each a "Participant") will receive a cash lump sum payment equal to the percentage specified below of the Participant's Maximum Target Bonus, provided the Participant is employed by the Company on such date.

                    PAYMENT DATE        PERCENTAGE OF MAXIMUM TARGET BONUS

                    One Month after
                      Effective Date                   20%

                    First Anniversary
                      Effective Date                   40%

                    Second Anniversary
                      Effective Date                   40%



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Maximum Target
  Bonus: The Maximum Target Bonus for each Tier 1 Participant and Tier 2 Participant will be an amount previously disclosed in writing to Parent and agreed to by Parent. In addition, any amount payable under the Plan which is not allocated as of the closing date of the Merger may thereafter be allocated as agreed by David Barry and a designated officer of Parent. Such amount shall not exceed $300,000.

Deferred
  Compensation
      for
  Participants:     The Company shall establish on its books and records a
                    deferred compensation account for each Participant
                    (in each case, an "Account"). Each Participant shall have a one-time election to defer some or all of the stay bonus payable to such participant. Amounts deferred will be credited to the Participant's Account. Amounts credited to the Account will be credited with notional interest at a specified rate from the date of crediting to the time of payment.

                    Amounts held in a Participant's Account will be paid to the Participant in three equal annual installments beginning on the LATER to occur of (i) the first day of the month following the Participant's termination of employment with the Company and (ii) the first day of the month following the month the Participant attains age 60.

Effect of
  Termination
  of Employment:    TERMINATION FOR CAUSE.  If a Participant's employment is
                    terminated by the Company for Cause (as hereinafter defined), the Participant will immediately forfeit as of the date of such termination the right to receive any future installment payments and the right to any future credits
                    (other than notional interest) to the Account. The balance of the Account, if any, will be paid in the manner described above. For purposes of this Arrangement "Cause" shall mean (i) the Participant's repeated failure to perform the material duties of his or her position after receipt of written notice of such non-performance; (ii) any willful misconduct or gross negligence on the part of the Participant which is demonstrably injurious to the Company; (iii) the Participant's repeated failure to observe one or more material policies of the Company after receipt of written notice of such non-observance; (iv) the Participant's commission of a felony or any other criminal offense involving dishonesty or moral turpitude; (v) the Participant's commission of any act of fraud against, or misappropriation of property belonging to, the Company or
                    (vi) any breach by the Participant of any of the respective covenants described below. Whether the Participant's employment is terminated for "Cause" shall be determined in the discretion of David P. Barry acting in his capacity as an executive officer of the Company.


                                         B-2

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                    VOLUNTARY RESIGNATION OTHER THAN FOR GOOD REASON.  If the
                    Participant voluntarily resigns from employment with the Company other than for Good Reason (as hereinafter defined), the Participant will not be eligible for any future installment payments and will not be eligible for any future credits (other than notional interest) to the Account. The balance of the Account, if any, will be paid in the manner described above.

                    TERMINATION WITHOUT CAUSE; RESIGNATION FOR GOOD REASON. If the Participant's employment is terminated by the Company without Cause or the Participant resigns for Good Reason (as hereinafter defined), the balance of the installment payments will be paid at the time and in the manner contemplated above, any deferred amounts will be credited to the Account in the time and manner described above, and the balance of the Account will be paid in the manner described above. For purposes of this Arrangement, "Good Reason" shall mean (i) a material reduction in the Participant's rate of base salary (other than a reduction in base salary made in connection with a change in the compensation policies of the Company applicable to a number of similarly situated employees) or (ii) a material and detrimental reduction in the Participant's duties and responsibilities from those in effect prior to the Effective Time.

                    DEATH OR DISABILITY. If a Participant's employment is terminated due to death or Disability (as hereafter defined), all remaining installment payments (calculated without regard to any prior deferral election) plus the balance of the Account as of the date of the Participant's death or Disability will be paid in cash lump sum to the Participant or, in the event of death, the Participant's Beneficiary (as hereinafter defined) within ninety days of such date. Such payment shall be in full settlement of any amounts owed to the Participant under this Arrangement. For purposes of this Arrangement, "Beneficiary" shall mean the person designated in writing by the Participant to receive the payments hereunder in the event of the Participant's death, or, if no person is designated or if no such person is alive at the time of the Participant's death, the Participant's estate. No Beneficiary designation shall be effective unless it is in writing and received by the Company prior to the date of death. For purposes of this Arrangement, "Disability" shall mean absence from work for a period of at least six continuous months as a result of a mental or physical illness or disease.

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Protective
   Covenants:       As a condition to the payments above, Participants will
                    agree as follows:

                    Certain Participants will agree not to compete with the Company (i) while employed and (ii) for Participants who terminate within three years of the Effective Date, for up to the one-year period following termination of employment, but in no event longer than three years from the Effective Date.

                    All Participants will agree not to solicit the customers or employees of the Company while employed and for the one-year period following termination of employment.

                    All Participants will agree not to disclose any confidential or proprietary information at any time.

                    Breach by a Participant of any of these protective covenants will result in immediate forfeiture of any right to future payment of stay bonus.

                                         B-3

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                    The Company shall also be entitled to appropriate equitable relief to enjoin any such breach.

Excluded
  Employees:        No individual who is or becomes an employee of Vivra
                    Specialty Partners, Inc. shall be eligible to participate in the arrangement.

Agreements:         Each Participant shall sign an agreement agreeing to the
                    terms above.

Governing Law:      New York.



                                         B-4